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UNITED STATES SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549
Form 6-K
REPORT OF FOREIGN PRIVATE ISSUER PURSUANT TO RULE 13a-16 OR 15d-16 UNDER THE
SECURITIES EXCHANGE ACT OF 1934
For the month of May 2007.
Commission File Number 0-16673
NAM TAI ELECTRONICS, INC.
(Translation of registrant’s name into English)
116 Main Street
3rd Floor
Road Town, Tortola
British Virgin Islands
(Address of principal executive office)
Indicate by check mark whether the registrant files or will file annual reports under cover of Form 20-F or Form 40-F.
Form 20-F ☑ Form 40-F ☐
Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(1): ☐
Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(7): ☐
Indicate by check mark whether the registrant by furnishing the information contained in this Form is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934. Yes ☐ No ☑
If “Yes” is marked, indicate below the file number assigned to the registrant in connection with Rule 12g3-2(b): 82-                    .

SIGNATURES
     Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

NAM TAI ELECTRONICS, INC.
Date May 14, 2007	By:	/s/ M. K. Koo
		Name:	M. K. Koo
		Title:	Chief Executive Officer

Notice of 2007
Annual Meeting
and Proxy
Statement
Nam Tai Electronics, Inc.
Notice of 2007
Annual Meeting
and Proxy Statement
May 7, 2007
Dear Shareholders:
Continuing To Build On A History Of Success
Without question, 2006 was a challenging year for Nam Tai. Our team faced numerous hurdles, yet remained focused on our long-term vision. We continued to advance our strategic growth plans, while nimbly adapting to the rapidly changing, and increasingly competitive market environment. Once again we had a mid-eight figure profitable year and ended the year with a robust financial position.
2006 Reviewed
Following upon strong growth in sales and profitability in 2005, we entered 2006 with great optimism. While underlying demand from our customers in 2006 met our expectations and we experienced growth in business volume from existing customers, we faced ever increasing pricing pressure as a result of intense competition within the mobile phone industry supply chain. Our increased business volume was not sufficient to offset the adverse effects of competitive pressure forcing us to reduce unit prices. Still, 2006 marked our eighth consecutive year of sales growth however, competitive factors plus charges resulting from an adverse decision by the Privy Council during the fourth quarter, resulted in our first operating income decline since 2001.
For the year ended December 31, 2006, Nam Tai’s net sales were $870.2 million, an increase of 9.1% compared to net sales of $797.2 million in 2005. Operating income for the year ended December 31, 2006 was $42.5 million, or $0.97 per share (diluted), a decrease of 19.3% compared with $52.7 million, or $1.22 per share (diluted), in 2005. Net income for the year ended December 31, 2006 was $40.8 million, or $0.93 per share (diluted), a decrease of 20.6% from net income of $51.3 million or $1.19 per share (diluted) in 2005.

Non-GAAP1 operating income for the full year of 2006 was $48.6 million, or $1.11 per share (diluted), a decrease of 9.5% as compared to Non-GAAP operating income of $53.7 million, or $1.24 per share (diluted) for the full year of 2005. Non-GAAP net income for the full year of 2006 was $48.2 million, or $1.10 per share (diluted), a decrease of 3.8% as compared to $50.1 million, or $1.16 per share (diluted), for the full year of 2005.
Net cash provided by operating activities in 2006 was $79.8 million, providing the Company with $221.1 million of cash and cash equivalents on hand at year end and well positioned to finance our expansion plans.
Driving Nam Tai’s Growth – 3 Business Units
Under the umbrella of a holding company structure with Nam Tai Electronics, Inc. at the apex, Nam Tai’s business is conducted by three groups of operating subsidiaries, the Zastron group, the NTEEP group and the JIC group. In 2006, the Zastron group, which focuses on key components subassemblies, contributed 72% to sales, the NTEEP group, which produces primarily finished products, contributed 21% to sales, and the JIC group, which manufactures low resolution liquid crystal display, or LCD, panels and modules contributed 7% to sales. The sales mix was basically unchanged compared to 2005.
Zastron group will continue to focus on high-growth products which require advanced technological know-how and production techniques and equipment. In addition to high-end color LCD modules, Zastron manufactures flexible printed circuit, or FPC, subassemblies for integration into various LCD modules aimed at telecommunication products and other hand-held electronic devices. This manufacturing capability played a significant role in increasing our total turnover in the past two years. To foster increased vertical integration of our FPC subassembly business, we plan to begin manufacturing FPC boards in the second quarter of 2007 to support with a captive source of supply of essential components as well as to provide new growth potential for the Zastron group. We believe that by adding this FPC board manufacturing capability to our existing and expanding production of FPC subassemblies, we will buttress our customer service, broaden our product offerings and provide production synergies that should help our bottom line.
NTEEP will continue to focus on optical devices, educational products, cellular phone accessories and entertainment devices. NTEEP is making progress diversifying its array of products ranging from finished products to component assemblies. It manufactures high-growth CMOS sensor modules for integration into various image-capturing devices such as cellular phones and notebook computers. NTEEP also uses its experience in manufacturing headsets featuring Bluetooth® wireless technology2, acoustic technology and optical technology to support ever increasing applications that broaden the capabilities of existing products such as cellular phone accessories and entertainment devices or emerge as nascent products. For future growth, NTEEP is also exploring the application of GPS and Wi-Fi technologies in an effort to leverage existing customers for as yet untapped manufacturing opportunities as well as to expand its customer base for new products.
JIC manufactures customized LCD panels used in consumer electronic products, including watches, clocks, calculators, pocket games, personal digital assistants, or PDAs, mobile, cordless, and VoIP telephones and car audio systems, developing and shepherding various new products through many of the stages of their development from idea generation and conceptual design to mass production. JIC also manufactures LCD modules that include components such as backlights and FPC subassemblies and uses sophisticated chip on glass interconnection technology. We intend to continue expanding our customized passive LCD modules utilizing LCD panels that we have manufactured as part of our strategy to focus on more complex products offering greater value and a wider customer base that will result in increased revenues and higher margins.
Adding More Value in a Growing Market
Based on ongoing discussions with our customers, we continue to believe that the overall market for key component subassemblies offers opportunities for growth and profitability despite a more competitive market environment. The global demand for wireless communication products and the complexity of these devices, which now include digital camera, music, web browsing, and PDA functionality, is driving demand for increasing usage of complex, high-tech key components subassemblies manufactured by Nam Tai.

[1]	See GAAP to Non-GAAP reconciliation immediately following on Appendix A.

[2]	The Bluetooth® word mark and logos are owned by the Bluetooth SIG, Inc. and any use of such marks is under license.

In addition, original equipment manufacturers, are increasingly relying on outsourcing component assembly to technically qualified China based electronics manufacturing services providers to reduce manufacturing costs, improve time to market, achieve greater efficiency, improve product quality, access advanced production technology and increase capacity. In our ongoing efforts to strengthen our position in this market, improve control over material quality and delivery time, and to increase the value we add for our customers, Nam Tai in 2006 installed FPC board fabrication in its existing facilities. Following a normal learning period, we expect FPC board manufacturing will be a factor that helps counter the growing pressure to reduce unit prices resulting in lower gross margins.
Expansion Plans
We plan to continue our strategy of customer base expansion and products diversification. In particular, Nam Tai expects that sophisticated products requiring high technology manufacturing capabilities will drive our growth. Although pricing pressures from customers is expected to remain a significant challenge for us in the coming years, expansion plans are progressing to further the vertical integration capabilities of our telecommunication components assembly business, with the goals of continuous improvement on production technology and commensurate increases in production capacity to keep pace with expected growth in business volume.
In order to increase our production capacity and expand our manufacturing capabilities, we have improved our existing facilities in Shenzhen, PRC to launch production of FPC boards. We are also planning two new expansions projects, one in Wuxi, located on the East Coast of the PRC, approximately 80 miles Northwest of Shanghai, and the second in Shenzhen Guangming Hi-Tech Industrial Park, or Shenzhen Guangming, China.
In October 2006, we entered into agreements with the Wuxi government for the Wuxi project and in December 2006 completed the land transfer for two parcels of real property, approximately three miles apart, in Wuxi. We expect construction of our new Wuxi facility to commence in the summer of 2007 with respect to one of the parcels and we hope to begin mass production of FPC boards and FPC subassemblies there in early 2009. We also plan to start first phase construction of another factory building in Wuxi by the end of 2007 to manufacture LCD modules and expect production to begin in early 2010.
For the Shenzhen Guangming project, our new site is approximately 30 minutes driving distance from our existing facilities in this area of China and is more than twice the area of the parcel on which our existing facilities are located. We plan to start construction of a new facility on the site with the first phase to commence in late 2007. We intend to use the new facility as our PRC headquarters and also to provide additional manufacturing capacity to produce LCD modules and other products.
These two expansion projects mark a key milestone in our future expansion and demonstrate to our customers our long-term commitment to keep pace with the rapid growth in the high-end electronics industry. Finally, it is consistent with Nam Tai’s record of continually striving to strengthen its prospects and generate even better long term returns for our shareholders.
Focus on a Return to Growth
Despite a challenging business environment in 2006 Nam Tai remained profitable, has a strong financial position, and an aggressive yet exciting plan for its future expansion. We have established a solid base in technologically advanced key component subassemblies for telecommunication products. This business is now well established and provides a solid foundation as we actively seek opportunities for further product and customer diversification.
We in management believe that Nam Tai has a solid strategic plan to navigate through today’s challenges, and remain optimistic about its long-term prospects. It is increasing its vertical integration, expanding manufacturing capacity, and leveraging its strength in key component subassemblies.
With the dedication of our employees and management team, our strong customer and supplier relationships, and the loyalty of our shareholders — we will focus on returning to our record of growth.

With best regards,

Ming Kown Koo
Chairman of the Board of Directors

Appendix A
GAAP TO NON-GAAP RECONCILIATION
(In millions of US Dollars, except for per share (diluted) and numbers of shares)

		Twelve months ended
		December 31,
		2006		2005
			per share		per share
		million	(diluted)	million	(diluted)
GAAP Operating (Loss) Income		42.5	0.97	52.7	1.22
Add back/(Less):
—	Gain on disposal of asset held for sale	(9.3)	(0.21)	—	—
—	Share-based compensation expenses	0.9	0.02	—	—
—	Severance expenses in relation to the restructuring of Hong Kong subsidiaries	—	—	1.0	0.02
—	Losses arising from the judgment to reinstate redeemed shares – Tele-Art(a)	14.5	0.33	—	—
Non-GAAP Operating Income		48.6	1.11	53.7	1.24

GAAP Net (Loss) Income		40.8	0.93	51.3	1.19
Add back/(Less):
—	Gain on disposal of asset held for sale	(9.3)	(0.21)	—	—
—	Share- based compensation expenses	0.9	0.02	—	—
—	Loss on marketable securities arising from split share structure reform	1.3	0.03	—	—
—	Severance expenses in relation to the restructuring of Hong Kong subsidiaries	—	—	1.0	0.02
—	Gain from disposal of the Company’s entire stake in its investment in an affiliated company — Alpha Star	—	—	(3.6)	(0.08)
—	Gain on sales of subsidiaries’ shares	—	—	(10.1)	(0.23)
—	Realized losses on the partial disposal of marketable securities in TCL Communication	—	—	3.7	0.08
—	Impairment loss on marketable securities	—	—	6.5	0.15
—	Expenses in relation to the termination of a potential listing of one of the Company’s subsidiaries in Hong Kong	—	—	1.3	0.03
—	Losses arising from the judgment to reinstate redeemed shares – Tele-Art(a)	14.5	0.33	—	—
Non-GAAP Net Income		48.2	1.10	50.1	1.16

Weighted average number of shares – diluted (‘000)		43,858		43,169

(a)	Losses arising from the judgment to reinstate redeemed shares were determined for the three and twelve months ended December 31, 2006 after taking into account, inter alia, the total issue price of the 1,017,149 redeemed shares at the market price of Nam Tai shares on November 20, 2006.

NAM TAI ELECTRONICS, INC.
Unit C, 17 Floor Edificio Comercial Rodrigues
599 da Avenida da,
Praia Grande, Macao

NOTICE OF ANNUAL MEETING OF SHAREHOLDERS
June 8, 2007

     The Annual Meeting of Shareholders (the “Meeting”) of Nam Tai Electronics, Inc. (the “Company”) will be held at 11:30 a.m. (Eastern Time (ET)) on Friday, June 8, 2007 at The Peninsula New York, Tribeca Room, 3rd Floor, 700 Fifth Avenue at 55th Street, New York, NY for the following purposes:
1.	To elect five (5) members of the Board of Directors to serve for the ensuing year;
2.	To ratify the appointment of Deloitte Touche Tohmatsu as independent registered public accounting firm of the Company for the year ending December 31, 2007; and
3.	To consider and act upon such other business as may properly come before the Meeting or any adjournment thereof.
     Only holders of common shares of record at the close of business on April 25, 2007 will be entitled to vote at the Meeting. Regardless of your plan to attend/not attend the Meeting, please vote either by phone or over the internet or complete the enclosed proxy card and sign, date and return it promptly in the enclosed postage paid envelope. Sending in your proxy will not prevent you from voting in person at the Meeting.

By order of the Board of Directors,

Ming Kown Koo
Chairman of the Board of Directors
Dated May 7, 2007

[This page intentionally left blank]

NAM TAI ELECTRONICS, INC.
Unit C, 17 Floor Edificio Comercial Rodrigues
599 da Avenida da,
Praia Grande, Macao
PROXY STATEMENT

Meeting at 11:30 a.m. on Friday, June 8, 2007

     Your proxy is solicited on behalf of the Board of Directors of Nam Tai Electronics, Inc. (the “Company”) for use at the Annual Meeting of Shareholders (the “Meeting”) to be held on Friday, June 8, 2007 at 11:30 a.m. (ET) at The Peninsula New York, Tribeca Room, 3rd Floor, 700 Fifth Avenue at 55th Street, New York, NY, or any other adjournments or postponements thereof. If the proxy in the accompanying form is duly executed and returned, the shares represented by the proxy will be voted as directed. If no direction is given, the shares will be voted for (a) the election of the five (5) nominees for directors named herein, and (b) for the appointment of Deloitte Touche Tohmatsu as independent registered public accounting firm of the Company for the year ending December 31, 2007. If other matters properly come before the Meeting, the persons appointed to vote the proxies will vote on such matters in accordance with their best judgement. A proxy given by a shareholder may be revoked at any time before it is voted by (a) notifying the Chairman of the Company in writing of such revocation, (b) by duly executing another proxy bearing a later date or (c) by voting in person at the Meeting.
     The cost of this solicitation of proxies will be borne by the Company. Solicitations will be made by mail. The Company will reimburse banks, brokerage firms, other custodians, nominees and fiduciaries for reasonable expenses incurred in sending proxy materials to beneficial owners of common shares of the Company.
     This proxy statement is being mailed on or about May 7, 2007 to all holders of common shares of record at the close of business on April 25, 2007.
     The Company will satisfy the delivery requirements for proxy and information statements with respect to two or more security holders sharing the same address by delivering a single proxy statement or information statement to those security holders in order to reduce that amount of duplicate information that security holders receive and to lower printing and mailing costs. Additional copies may be obtained, without charge, by contacting the Company’s Investor Relations Representative, Pan Pacific I.R. Ltd. by mail at Suite 1790 — 999 West Hastings Street, Vancouver, BC, Canada V6C 2W2, by e-mail at shareholder@namtai.com, or by phoning 1-800-661-8831.
     The Company’s annual report on Form 20-F for the year ended December 31, 2006, including its complete audited financial statements, as filed with the United States Securities and Exchange Commission (the “SEC”), is available without charge upon written request from the Company’s Investor Relations Representative, Pan Pacific I.R. Ltd. at Suite 1790 — 999 West Hastings Street, Vancouver, BC, Canada V6C 2W2. The Company’s annual report on Form 20-F and other documents filed or submitted to the SEC are also available from the SEC’s website at http://www.sec.gov.

QUESTIONS AND ANSWERS RELATING TO THE 2007 ANNUAL MEETING
Why did I receive these materials?
     Our shareholders as of the close of business on April 25, 2007, which we refer to as referred to as the “Record Date,” are entitled to vote at our Annual Meeting of shareholders, which will be held on June 8, 2007. As a shareholder, you are invited to attend the annual meeting and are requested to vote on the items of business described in this proxy statement. We are required by law to distribute these proxy materials to all shareholders as of the Record Date. This proxy statement provides notice of the Meeting of shareholders, describes the proposals presented for shareholder action and includes information that we required to disclose to shareholders. The accompanying proxy card enables shareholders to vote on the matters without having to attend the annual meeting in person.
Who is entitled to vote at the Meeting?
     Only shareholders of record at the close of business on the Record Date are entitled to receive notice of and to participate in the annual meeting. If you were a shareholder of record on the Record Date, you will be entitled to vote all of the shares that you held on that date at the Meeting, or any postponements or adjournments of the Meeting.
How many votes do I have?
     You will be entitled to one vote for each outstanding share of our common stock you own as of the Record Date. As of the Record Date, there were 44,803,735 shares of our common stock outstanding and eligible to vote.
How many shares must be present or represented to conduct business at the Meeting?
     The presence at the Meeting, in person or by proxy, of the holders of a majority of the aggregate voting power of the Company’s common shares outstanding on the Record Date will constitute a quorum, permitting the conduct of business at the Meeting. Based on the number of shares of our common stock outstanding on the Record Date, the presence of the holders of our common stock representing at least 22,401,868 votes will be required to establish a quorum.
     Proxies received but marked as abstentions, votes withheld and broker non-votes will be included in the calculation of the number of votes considered present at the Meeting.
How can I vote my shares in person at the Meeting?
     Shares held in your name as the shareholder of record may be voted by you in person at the Meeting. Shares held by you beneficially in “street name” through a broker, bank or other nominee may be voted by you in person at the Meeting only if you obtain a legal proxy from the broker, bank or other nominee that holds your shares giving you the right to vote the shares.
How can I vote my shares without attending the Meeting?
     Whether you hold shares directly as the shareholder of record or beneficially in “street name,” you may direct how your shares are voted without attending the Meeting. If you are a shareholder of record (that is, if your shares are registered directly in your name with our transfer agent), you must complete and properly sign and date the accompanying proxy card and return it to us and it will be voted as you direct. A pre-addressed envelope is included for your use and is postage paid if mailed in the United States. If you are a shareholder of record and attend the meeting, you may deliver your completed proxy card in person. If you hold shares beneficially in “street name,” you may vote by submitting voting instructions to your broker, bank or other nominee.

Can I vote by telephone or electronically?
     If you are a shareholder of record, you may vote by telephone, or electronically through the Internet, by following the instructions included with your proxy card. If your shares are held in “street name,” please check your proxy card or contact your broker, bank or other nominee to determine whether you will be able to vote by telephone or electronically and the deadline for such voting.
Can I change my vote after I return my proxy card?
     Yes. If you are a shareholder of record, you may revoke or change your vote at any time before the proxy is exercised by delivering to our Secretary at the address shown at the beginning of this proxy statement a notice of revocation, or by signing a proxy card bearing a later date or by attending the Meeting and voting in person.
     For shares you hold beneficially in “street name,” you may change your vote by submitting new voting instructions to your broker, bank or other nominee or, if you have obtained a legal proxy from your broker, bank or other nominee giving you the right to vote your shares, by attending the Meeting and voting in person. In either case, the powers of the proxy holders will be suspended if you attend the Meeting in person and so request, although attendance at the Meeting will not by itself revoke a previously granted proxy.
Who counts the votes?
     Votes will be counted and certified by the Inspectors of Election, who are employees of Registrar and Transfer Company (“RTC”), our transfer agent. If you are a shareholder of record, your signed proxy card is returned directly to RTC for tabulation. If you hold your shares in “street name” through a broker, bank or other nominee, your broker, bank or other nominee will return one proxy card to RTC on behalf of its clients.
What are the Board of Directors’ recommendations?
     Unless you give other instructions on your proxy card, the person named as proxy holder on the proxy card will vote in accordance with the recommendations of the Board of Directors. The Board of Directors’ recommendation is set forth together with the description of each item in this proxy statement. In summary, the Board of Directors recommends FOR the election of directors named; and FOR the ratification of the selection of Deloitte Touche Tohmatsu as independent public accountants of the Company for the year ending December 31, 2007.
Will shareholders be asked to vote on any other matters?
     To the knowledge of the Company and its management, shareholders will vote only on the matters described in this proxy statement. However, if any other matters properly come before the Meeting, the persons named as proxies for shareholders will vote on those matters in the manner they consider appropriate.
What vote is required to approve each item?
     Election of Directors. The affirmative vote of a plurality of the votes cast at the Meeting is required for the election of directors (Proposal 1). A properly executed proxy marked “withhold authority” with respect to the election of one or more directors will not be voted with respect to the director or directors indicated, although it will be counted for purposes of determining whether there is a quorum.
     Other Item. For the proposal to ratify the appointment of our independent registered public accounting firm for our year ending December 31, 2007 (Proposal 2) the affirmative vote of the holders of a majority of the votes cast in person or represented by proxy and entitled to vote on the item will be required for approval.

     A properly executed proxy marked “abstain” with respect to any matter will not be voted, although it will be counted for purposes of determining whether there is a quorum. Accordingly, an abstention will have the effect of a negative vote.
How are votes counted?
     In the election of directors, you may vote “FOR” all or some of the nominees or your vote may be “WITHHELD” with respect to one or more of the nominees. You may not cumulate your votes for the election of directors.
     For the other items of business, you may vote “FOR,” “AGAINST” or “ABSTAIN.” If you elect to “ABSTAIN,” the abstention has the same effect as a vote “AGAINST.” If you provide specific instructions with regard to certain items, your shares will be voted as you instruct on such items.
     If you hold your shares in “street name” through a broker, bank or other nominee rather than directly in your own name, then your broker, bank or other nominee is considered the shareholder of record, and you are considered the beneficial owner of your shares. We have supplied copies of our proxy statement to the broker, bank or other nominee holding your shares of record, and they have the responsibility to send it to you. As the beneficial owner, you have the right to direct your broker, bank or other nominee on how to vote your shares at the Meeting. The broker, bank or other nominee that is the shareholder of record for your shares is obligated to provide you with a voting instruction card for you to use for this purpose. If you hold your shares in a brokerage account but you fail to return your voting instruction card to your broker, your shares may constitute “broker non-votes.” Generally, broker non-votes occur on a matter when a broker is not permitted to vote on that matter without instructions from the beneficial owner and instructions are not given. In tabulating the voting result for any particular proposal, shares that constitute broker non-votes are not considered present and entitled to vote on that proposal. If a quorum is present at the Meeting, the persons receiving the greatest number of votes will be elected to serve as directors. As a result, broker non-votes will not affect the outcome of the voting on the election of directors (Proposal 1). The ratification of the appointment of our independent registered public accounting firm (Proposal 2) require the affirmative vote of a majority of the shares of common stock present in person or represented by proxy at the Meeting and entitled to vote on the proposal. A broker non-vote is treated as not being entitled to vote on the matter and, therefore, is not counted for purposes of determining whether the proposal has been approved. If you are a beneficial owner and your broker, bank or other nominee holds your shares in its name, it is permitted for the broker, bank or other nominees to vote your shares on the election of directors (Proposal 1) and the ratification of the appointment of our independent registered public accounting firm (Proposal 2). Without your voting instructions on these items a broker non-vote will occur.
What should I do if I receive more than one set of voting materials?
     You may receive more than one set of voting materials, including multiple copies of this proxy statement and multiple proxy cards or voting instruction cards. For example, if you hold your shares in more than one brokerage account, you may receive a separate voting instruction card for each brokerage account in which you hold shares. If you are a shareholder of record and your shares are registered in more than one name, you will receive more than one proxy card. Please complete, sign, date and return each proxy card and voting instruction card that you receive.

Can I get proxy materials and other information from the Company electronically?
     If your shares are held in street name, please contact your broker, bank or other nominee and ask about the availability of electronic delivery. If you select electronic delivery, we will discontinue mailing the proxy materials and annual reports to you beginning next year and you will be sent an e-mail message notifying you of the Internet address or addresses where you may access the proxy materials and annual report. Your consent to electronic delivery will remain in effect until you revoke it.
PROPOSAL NO. 1
ELECTION OF DIRECTORS
     The Company’s directors are elected annually to serve until the next Annual Meeting of Shareholders. Each director holds office according to the terms of his appointment until their successors take office or until their earlier death, resignation or removal. The number of directors authorised by the Company’s Articles of Association is not less than one or more than eight.
     Unless otherwise directed by shareholders, the proxy holders will vote all shares represented by proxies held by them for the election of the nominees named below. The Company has been advised that all nominees have indicated their availability and willingness to serve if elected. In the event that any nominee becomes unavailable or unable to serve as a director of the Company prior to voting at the Meeting, the proxy holders will vote for a substitute nominee in the exercise of their best judgement.
Director Nominees
     Information concerning the director nominees based on data provided by them is set forth below:
     M.K. KOO, 62. Mr. Koo has served as Chairman of the Board of the Company and its predecessor companies from inception until September 1998. He then became our Senior Executive Officer, responsible for corporate strategy, finance and administration and also served as the Company’s Chief Financial Officer. Mr. Koo has resigned from the position of Chief Financial Officer on January 1, 2005 but maintained his role as a non-executive director of the Company. In July 2005, Mr. Koo reassumed the position as Chairman upon the resignation of Mr. Tadao Murakami but maintained his non-executive status. On April 12, 2007, the Company announced the resignation of Mr. Warren Lee as Nam Tai’s Chief Executive Officer. Pending the identification or recruiting of a suitable successor for Mr. Lee, Mr. Koo will assume the duties and responsibilities as Nam Tai’s Chief Executive Officer. Mr. Koo received his Bachelor’s of Laws degree from National Taiwan University in 1970.
     CHARLES CHU, 50. Mr. Chu has served on our Board of Directors from November 1987 to September 1989 and since November 1992. Since July 1988, Mr. Chu has been engaged in the private practice of law in Hong Kong. Mr. Chu serves as Chairman of our Compensation Committee, and on our Audit Committee and Nominating / Corporate Governance Committee. Mr. Chu received his Bachelor’s of Laws degree and Post-Graduate Certificate of Law from the University of Hong Kong in 1980 and 1981, respectively.
     PETER R. KELLOGG, 64. Mr. Kellogg has served on our Board of Directors since June 2000. Mr. Kellogg was a Senior Managing Director of Spear, Leeds & Kellogg, a registered broker-dealer in the United States and a specialist firm on the NYSE until the firm merged with Goldman Sachs in 2000. Mr. Kellogg serves on our Compensation Committee and Nominating / Corporate Governance Committee. Mr. Kellogg is also a member of the Board of the Ziegler Companies and the U.S. Ski Team.

     WING YAN (WILLIAM) LO, 46. Dr. Lo was elected to our Board of Directors at our annual meeting of shareholders on July 8, 2003. Dr. Lo is currently the Vice Chairman, Managing Director and Chief Financial Officer of I.T Limited, a well established trend setter in fashion apparel retail market in Hong Kong with stores in the PRC, Taiwan and Malaysia, which is listed on the Main Board of the Hong Kong Stock Exchange. From 2002 to 2006, Dr. Lo was the Executive Director and Vice President of China Unicom Ltd., a telecommunications operator in China that is listed on both the Hong Kong and New York Stock Exchanges. From 1998 to 1999, Dr. Lo was the chief executive officer of Citibank’s Global Consumer Banking business for Hong Kong. Prior to joining Citibank, Dr. Lo was the founding Managing Director of Hongkong Telecom IMS Ltd. Dr. Lo holds an M. Phil. degree in molecular pharmacology and a Ph.D. degree in Genetic Engineering, both from Cambridge University, England. He is also an Adjunct Professor of The School of Business, Hong Kong Baptist University as well as the Faculty of Business, Hong Kong Polytechnic University. In 1998, Dr. Lo was appointed as a Justice of the Peace of Hong Kong. In 2003, he was appointed as Committee Member of Shantou People’s Political Consultative Conference. Dr. Lo currently serves on the Nominating / Corporate Governance Committee acting as the Chairman and also serves on our Audit Committee and Compensation Committee.
     MARK WASLEN, 46. Mr. Waslen has served on our Board of Directors since July 2003 and serves as Chairman of our Audit Committee and on our Compensation Committee and Nominating / Corporate Governance Committee. From 1990 to 1995 and from June 1998 to October 1999, Mr. Waslen was employed by the Company in various capacities, including Financial Controller, Secretary and Treasurer. Since 2001, Mr. Waslen has been employed by Berris Mangan Chartered Accountants, an accounting firm located in Vancouver, BC. In addition to Berris Mangan, Mr., Waslen has been employed with various other accounting firms, including Peat Marwick Thorne and Deloitte & Touche. Mr. Waslen is a CFA, CA and a CPA and received a Bachelor’s of Commerce (Accounting Major) from University of Saskatchewan in 1982.
The Board of Directors recommends that the shareholders vote “FOR” the abovementioned nominees.
Information Concerning Retiring Director
     SEITARO FURUKAWA, 65. Mr. Furukawa has served on our Board of Directors since November 1, 2006, when he retirement as Chairman of the Board of our subsidiary, J.I.C. Technology Company Limited, a position he held since March 2002. Mr. Furukawa has extensive experience in international operational management having held management positions in the Japan offices of General Electric, Admiral International Company and Thompson CSF. Mr. Furukawa joined the J.I.C. group in 1992 as a Managing Director and later assumed responsibility for production management and monitoring daily operations of its LCD plant in Shenzhen, PRC. Mr. Furukawa received a Bachelor of English Literature degree from Aoyama University in 1965.

Current Members of the Board of Directors
     The members of the Board of Directors as at the date of this proxy statement, and the committees of the Board of Directors on which they serve, are identified below:

Nominating/Corporate
Director	Audit Committee	Compensation Committee	Governance Committee
M.K. Koo(1)
Charles Chu	#	#	#
Peter R. Kellogg		#	#
Seitaro Furukawa
Wing Yan (William) Lo (2)	#	#	#
Mark Waslen	#	#	#

()	Chairman of the relevant committee

(#)	Member of the relevant committee

(1)	Chairman of the Board of Directors

(2)	Dr. Lo currently serves on the audit committees of more than three public companies. The Board of Directors has determined that such simultaneous service would not impair the ability of Dr. Lo to effectively serve on the Company’s Audit Committee.
Role of the various committees of the Board of Directors
     The Board of Directors currently has an Audit Committee, a Compensation Committee and a Nominating/Corporate Governance Committee.
Audit Committee
     The Company has established an Audit Committee and our Board of Directors has adopted an Audit Committee Charter. The primary duties of the Audit Committee consist of reviewing, acting on and reporting to the Board of Directors with respect to various auditing and accounting matters, including the selection of independent public accountants, the scope of the annual audits and the fees to be paid to the independent public accountants and the performance of the independent public accountants and accounting practices. The Audit Committee is currently composed of three members. All of the members of the Audit Committee are independent within the meaning of the SEC regulations, the listing and corporate governance standards of the New York Stock Exchange (“NYSE”) and the Company’s Corporate Governance Guidelines. Mr. Mark Waslen, Chairman of the Audit Committee, is a financial expert within the meaning of SEC regulations. The Audit Committee held four meetings during fiscal year 2006 with full attendance.
Compensation Committee
     The Compensation Committee assists the Board of Directors in discharging its responsibilities relating to the compensation of the Company’s executive officers. The Compensation Committee was established on July 30, 2004 and our Board of Directors has adopted a Compensation Committee Charter. The Compensation Committee is currently composed of four members. All of the members of the Compensation Committee are independent within the meaning of the listing and corporate governance standards of the NYSE and the Company’s Corporate Governance Guidelines. The Compensation Committee held two meetings during fiscal year 2006 with full attendance.

Nominating/Corporate Governance Committee
     The Nominating/Corporate Governance Committee was established on July 30, 2004 and our Board of Directors has adopted a Nominating/Corporate Governance Committee Charter. The Committee is responsible for developing and implementing polices and practices relating to corporate governance, including reviewing and monitoring the implementation of the Company’s Corporate Governance Guidelines. In addition, the Nominating/Corporate Governance Committee develops and reviews background information on candidates for the Board of Directors and makes recommendations to the Board of Directors regarding such candidates. The Nominating/Corporate Governance Committee is currently composed of four members. All of the members of the Nominating/Corporate Governance Committee are independent within the meaning of the listing and corporate governance standards of the NYSE and the Company’s Corporate Governance Guidelines. The Nominating/Corporate Governance Committee held two meetings during fiscal year 2006 with full attendance.
Corporate Governance Guidelines
     The Corporate Governance Guidelines of the Company were adopted by the Board of Directors on September 16, 2004, and revised on February 10, 2006. As a foreign private issuer with shares listed on the NYSE, the Company is required by Section 303A.11 of the Listed Company Manual of the NYSE to disclose any significant ways in which its corporate governance practices differ from those followed by U.S. domestic companies under NYSE listing standards. Management believes that there are no significant ways in which the Company’s corporate governance standards differ from those followed by U.S. domestic companies under NYSE listing standards.
Code of Business Conduct and Ethics
     The Company adopted a Code of Business Conduct and Ethics on July 30, 2004, that applies to all directors, officers and employees.
     Copies of the Audit Committee Charter, the Compensation Committee Charter, the Nominating/Corporate Committee Charter, the Corporate Governance Guidelines and Code of Business Conduct and Ethics of the Company are available in the website of the Company at http://www.natmai.com/corpgov/corpgov.htm.. The same may also be obtained upon request from:
Pan Pacific I.R. Ltd.
Attention: Investor Relations Office
Suite 1790 — 999 W. Hastings Street
Vancouver, BC, Canada V6C 2W2
Toll Free Telephone: 1-800-661-8831
E-mail: shareholder@namtai.com
Communicating with Non-Management Directors
Shareholders and others interested parties may contact the non-management directors of the Company by sending an e-mail to independent@namtai.com.hk. Alternatively, interested parties can send letter to:

Attn :	Non-executive and Independent Non-executive directors
Unit C, 17 Floor, Edificio Comercial Rodrigues
599 da Avenida da,
Praia Grande, Macao

Independence of Directors
     The Board of Directors determines the independence of individual directors pursuant to the guidelines as set forth in the Company’s Corporate Governance Guidelines. The Company currently has four independent directors, namely, Mr. Peter Kellogg, Mr. Charles Chu, Dr. William Lo and Mr. Mark Waslen.
Compensation of Directors and Officers
     The aggregate compensation we and our subsidiaries paid during the year ended December 31, 2006 to all directors and officers as a group for services in all capacities was approximately $4.4 million.
     Directors who are not employees of the Company nor any of its subsidiaries are paid $3,000 per month for services as a director, $750 per meeting attended in person, and $500 per meeting attended by telephone. In addition they are reimbursed for all reasonable expenses incurred in connection with services as a director.
Control of the Company
     The following table sets forth, as of April 30, 2007, relating to the beneficial ownership of the Company’s common shares held by (i) each person known by the Company to be beneficial owner of more than five percent (5%) of the common shares of the Company and (ii) each director and each of the current senior management of the Company who beneficially own common shares.

	Shares beneficially owned (1)
Name	Number		Percent
M. K. Koo	5,705,786	(2)	12.7
Peter R. Kellogg	5,826,180	(3)	13.0
I.A.T. Reinsurance Syndicate Ltd.	5,224,800	(3)	11.7
Ivan Chui	1,045,870		2.3
Patinda Lei	26,400		*
Horace Lai	—		—
Kazuhiro Asano	—		—
Karene Wong	37,100		*
Colin Yeoh	10,000		*
Connie Sit	—		—
Vincent Hoe	—		—
Eve Leung	—		—
Seitaro Furukawa	20,000		*
Charles Chu	32,500	(4)	*
Wing Yan (William) Lo	30,000	(5)	*
Mark Waslen	40,000	(6)	*

*	Less than 1%.

(1)	Pursuant to the rules of the Securities and Exchange Commission, shares of common shares that an individual or group has a right to acquire within 60 days pursuant to the exercise of options are deemed to be outstanding for the purpose of computing the percentage ownership of such individual or group, but are not deemed to be outstanding for the purpose of computing the percentage ownership of any other person shown in the table. Percentage of ownership is based on 44,803,735 common shares outstanding as of April 30, 2007.

(2)	Mr. Koo beneficially owned 5,690,786 common shares jointly with Ms. Cho Siu Sin, Mr. Koo’s wife. He also holds directly options to purchase 15,000 common shares exercisable within 60 days of April 30, 2007.

(3)	Mr. Kellogg holds directly 571,380 common shares and options to purchase 30,000 common shares exercisable within 60 days of April 30, 2007. Indirectly, through I.A.T. Reinsurance Syndicate Ltd., Mr. Kellogg holds 5,224,800 common shares. I.A.T. Reinsurance Syndicate Ltd. is a Bermuda corporation of which Mr. Kellogg is the sole holder of its voting stock. Mr. Kellogg disclaims beneficial ownership of these shares.

(4)	Includes 2,500 common shares and options to purchase 30,000 common shares exercisable within 60 days of April 30, 2007.

(5)	Consists of options to purchase common shares exercisable within 60 days of April 30, 2007.

(6)	Includes 10,000 common shares and options to purchase 30,000 common shares exercisable within 60 days of April 30, 2007.
     To our knowledge, the Company is not directly or indirectly owned or controlled by another corporation or corporations, by any foreign government or by any other natural or legal person severally or jointly.
Employee Stock Option and Incentive Plan
     The Company has two stock option plans, its amended 2001 stock option plan and its 2006 stock option plan. The 2006 stock option plan was approved by the Board on February 10, 2006 and approved by shareholders at our 2006 annual meeting of shareholders on June 9, 2006.
     Under either the amended 2001 stock option plan or the 2006 new plan, the terms and conditions of individual grants may vary subject to the following: (i) the exercise price of incentive stock options may not normally be less than market value on the date of grant; (ii) the term of incentive stock options may not exceed ten years from the date of grant; (iii) the exercise price of an option cannot be altered once granted unless such action is approved by shareholders in a general meeting or results from adjustments to the Company’s share capital and necessary to preserve the intrinsic value of the granted options; and (iv) every non-employee director automatically receives on an annual basis upon their election to the Board of Director at the annual shareholders’ meeting, options to purchase 15,000 common shares at an exercise price equal to 100% of the fair market value of the common shares on the date of grant.
     At April 30, 2007, we had options outstanding to purchase 180,000 shares under our stock option plans and options to purchase 2,694,869 shares were available for future grant under them.
     The full text of our amended 2001 stock option plan, amended on July 30, 2004, was filed with the SEC as Exhibit 4.18 to our Annual Report on Form 20-F for the year ended December 31, 2004. The full text of our 2006 stock option plan was included as Exhibit 99.1 to our Form 6-K furnished to the SEC on June 12, 2006. Amendments to our stock options were included with our Forms 6-K furnished to the SEC on November 13, 2006.
     Of the outstanding 180,000 options at April 30, 2007, 90,000 are exercisable at a price of $21.62 until June 6, 2008 and 90,000 are exercisable at a price of $22.25 until June 8, 2009. A total of 135,000 options are held by directors of the Company. The remaining options are held by key employees and consultants.

PROPOSAL 2
RATIFICATION OF SELECTION OF INDEPENDENT REGISTERED PUBLIC ACCOUNTING FIRM
     The Audit Committee of the Board of Directors has selected Deloitte Touche Tohmatsu as independent registered public accounting firm of the Company for the year ending December 31, 2007. The Board of Directors further directed that the Company submit the selection of independent registered public accounting firm for ratification by shareholders at the Meeting.
     Deloitte Touche Tohmatsu has served as our independent registered public accounting firm for each of the fiscal years for the three-year period ended December 31, 2006, for which audited financial statements appeared in our annual report on Form 20-F filed with the Securities and Exchange Commission on March 19, 2007.
     If the appointment of Deloitte Touche Tohmatsu is not ratified, the Audit Committee will evaluate the basis for the shareholders’ vote when determining whether to continue the firm’s engagement, but may ultimately determine to continue the engagement or engage another audit firm without re-submitting the matter to shareholders. Even if the appointment is ratified, the Audit Committee, in its discretion, may act to engage a different independent auditing firm at any time during the year if the Audit Committee determines that such a change would be in the Company’s and its shareholders’ best interests.
     The following table presents the aggregate fees for professional services and other services rendered by Deloitte Touche Tohmatsu to us in 2005 and 2006.

	2005	2006
	(In thousands)
Audit Fees (1)	$476	$1,116
Audit-related Fees (2)	541	42
Tax Fees (3)	6	23
All Other Fees (4)	4	42

Total	$1,027	$1,223

(1)	Audit Fees consist of fees billed for the annual audit of our consolidated financial statements and the statutory financial statements of our subsidiaries. They also include fees billed for other audit services, which are those services that only the independent registered public accounting firm reasonably can provide, and include the provision of comfort letters and consents, and attestation services relating to the review of documents filed with the SEC.

(2)	Audit-related Fees consist of fees billed for assurance and related services that are reasonably related to the performance of the audit or review of our financial statements or that are traditionally performed by the external auditor.

(3)	Tax Fees include fees billed for tax compliance services, including the preparation of original and amended tax returns and claims for refund; tax consultations, such as assistance and representation in connection with tax audits and appeals, tax advice related to mergers and acquisitions, transfer pricing, and requests for rulings or technical advice from tax authorities; tax planning services; and expatriate tax compliance, consultation and planning services.

(4)	All Other Fees includes a business advisory service fee.

Audit Committee Pre-approval Policies and Procedures
     The Audit Committee of our Board of Directors is responsible, among other matters, for the oversight of the independent registered public accounting firm subject to the relevant regulations of the SEC and NYSE. The Audit Committee has adopted a policy, or the Policy, regarding pre-approval of audit and permissible non-audit services provided by our independent registered public accounting firm.
     Under the Policy, the Chairman of the Audit Committee is delegated with the authority to grant pre-approvals in respect of all auditing services including non-audit service, but excluding those services stipulated in Section 201 “Service Outsider the Scope of Practice of Auditors”. Moreover, if the Audit Committee approves an audit service within the scope of the engagement of the audit service, such audit service shall be deemed to have been pre-approved. The decisions of the Chairman of the Audit Committee made under delegated authority to pre-approve an activity shall be presented to the Audit Committee at each of its scheduled meetings.
     Requests or applications to provide services that require specific approval by the Audit Committee are submitted to the Audit Committee by both the independent registered public accounting firm and the Chief Financial Officer.
     During 2005 and 2006, approximately 93.5% and 59.3%, respectively, of the total audit-related fees, tax fees and all other fees were approved by the Audit Committee pursuant to the pre-approval requirement provided by paragraph (c)(7)(i)(C) of Rule 2-01 of Regulation S-X.
The Board of Directors recommends that the shareholders to vote “FOR” this proposal.
OTHER BUSINESS
     The Board of Directors knows of no other business to be acted upon at the Meeting. However, if any other matter shall properly come before the Meeting, the proxy holder named in the proxy accompanying this statement will have discretionary authority to vote all proxies in accordance with his best judgement.

By order of the Board of Directors,

Ming Kown Koo
Chairman of the Board of Directors
Dated May 7, 2007

INVESTORS’ INFORMATION
SHAREHOLDERS’ MEETING
The Annual Meeting of Shareholders will be held at 11:30 a.m. (ET) on Friday, June 8, 2007 at The Peninsula New York, Tribeca Room, 3rd Floor 700 Fifth Avenue at 55th Street New York, NY 10019, USA.
STOCK LISTING
The shares of Nam Tai Electronics, Inc. are traded on the New York Stock Exchange under the stock symbol “NTE”.
TRANSFER AGENT AND REGISTRAR
Communications regarding change of address, transfer of common shares, or lost certificates should be directed to:
Registrar and Transfer Company
10 Commerce Drive
Cranford, New Jersey
07016-3572, USA
Telephone: 1-800-368-5948
                    (908) 497-2300
Facsimile: (908) 497-2310
Website: www.rtco.com
INDEPENDENT AUDITORS
Deloitte Touche Tohmatsu
Hong Kong
PRINCIPAL BANKS
The Hongkong and Shanghai Banking Corporation Limited (Hong Kong, Macao and Shenzhen of the People’s Republic of China) China Construction Bank (Shenzhen of the People’s Republic of China)
US COUNSEL
Kirkpatrick & Lockhart Preston Gates Ellis LLP
Los Angeles, California, USA
www.namtai.com
REGISTERED OFFICE
Nam Tai Electronics, Inc.
McNamara Chambers
PO Box 3342, Road Town, Tortola
British Virgin Islands
Telephone: (284) 494-2810
Facsimile: (284) 494-4957
INVESTOR RELATIONS OFFICE
Pan Pacific I.R. Ltd.
Suite 1790–999 West Hastings Street
Vancouver, BC, Canada
V6C 2W2
Telephone: (604) 669-7800
Facsimile: (604) 669-7816
Toll Free Tel/Fax: 1-800-661-8831
E-mail: shareholder@namtai.com
PRC HEADQUARTERS
Nam Tai Investments Consultant (Macao Commercial Offshore) Company Limited
Zastron (Macao Commercial Offshore) Company Limited
J.I.C. (Macao Commercial Offshore) Company Limited
Units A, C and D, 17th Floor
Edificio Comercial Rodrigues
599 da Avenda da Praia Grande
Macao
Telephone: (853) 28 356-333
Facsimile: (853) 28 356-262
HONG KONG OFFICE
Nam Tai Electronic & Electrical Products Limited
Zastron Precision-Tech Limited
J.I.C. Technology Company Limited
Suite 1506-1508, 15th Floor
One Exchange Square
8 Connaught Place, Central
Hong Kong
Telephone: (852) 2341-0273
Facsimile: (852) 2263-1223
MANUFACTURING / R & D FACILITIES
Namtai Electronic (Shenzhen) Co., Ltd.
Zastron Electronic (Shenzhen) Co. Ltd.
Gu Su Industrial Estate
Xixiang, Baoan, Shenzhen
People’s Republic of China
Telephone: (86755) 2749-0666 /
                    (86755) 2749-5818
Facsimile: (86755) 2747-2639 /
                     (86755) 2749-4014
Jetup Electronic (Shenzhen) Co., Ltd.
Sanyidui Industrial Zone
Zhoushi Road, Jiuwei Village
Xixiang, Baoan, Shenzhen
People’s Republic of China
Telephone: (86755) 2782-7222
Facsimile: (86755) 2782-5120
Software Development
Shenzhen Namtek Co., Ltd.
12th Floor, Ming Wah International
Convention Centre
8 Gui Shan Road
Shekou, Shenzhen
People’s Republic of China
Telephone: (86755) 2667-8192
Facsimile: (86755) 2667-7750
Namtek Japan Company Limited
6th Floor, Sakura-Masamune
Higashi-Nihonbashi Building,
3-12-12 Higashi-Nihonbashi,
Chuo-Ku, Tokyo,
Japan 103-0004
Telephone: (813) 3660-6290
Facsimile: (813) 3660-6291

☒	PLEASE MARK VOTES AS IN THIS EXAMPLE	REVOCABLE PROXY
		NAM TAI ELECTRONICS, INC.		For	With- hold	For All Except
ANNUAL MEETING OF SHAREHOLDERS — JUNE 8, 2007		1.	The election as directors of the Company of five (5) persons listed:	☐	☐	☐

This Proxy is Being Solicited on Behalf of the Board of Directors of the Company
Ming Kown Koo. Charles Chu. Peter R. Kellogg. William Lo. and Mark Waslen

INSTRUCTION: To withhold authority to vote for any Individual nominee, mark “For All Except” and write that nominee’s name in the space provided below.

     The undersigned shareholder(s) of Nam Tai Electronics, Inc. hereby nominate, constitute and appoint Ming Kown Koo with the power to appoint his substitute, and hereby authorise him to represent the undersigned and to vote, as designated below, all Common Shares of Nam Tai Electronics, Inc. standing in my name on its books on April 25, 2007 at the Annual Meeting of Shareholders to be held 11:30 a.m. (ET) on Friday, June 8, 2007 at The Peninsula New York, Tribeca Room, 3rd Floor, 700 Fifth Avenue at 55th Street New York, NY, and at any adjournment thereof.

				For	Against	Abstain
		2.	Ratification of the appointment of Deloitte Touche Tohmatsu as independent registered public accounting firm of the Company for the year ending December 31, 2007.	☐	☐	☐

(The Board of Directors recommends a vote FOR Items 1 and 2.)

If the Chairman of the Board is not present in accordance with Article 37 of the Company’s Articles of Association, I hereby authorise my proxy to choose a chairman for the meeting;

    In his discretion, the proxy is authorised to vote upon all other matters as may properly be brought before the meeting or any adjournment thereof, with all powers that the undersigned would possess if personally present.

(Please date this proxy and sign your name as it appears on your stock certificate(s). Executors, administrators, trustees, etc. should give their full titles. All joint owners should sign.)

Please be sure to sign and date this Proxy in the box below.	Date
    IF NO SPECIFICATION IS MADE THIS PROXY WILL BE VOTED FOR ELECTION OF EACH DIRECTOR, AND FOR ITEM 2. This proxy when properly executed will be voted in the manner directed herein by the above shareholder(s).

Shareholder sign above	Co-holder (if any) sign above

+	+

é	Detach above card, sign, date and mail in postage paid envelope provided. NAM TAI ELECTRONICS, INC.	é

PLEASE ACT PROMPTLY
SIGN, DATE & MAIL YOUR PROXY CARD TODAY
IF YOUR ADDRESS HAS CHANGED, PLEASE CORRECT THE ADDRESS IN THE SPACE PROVIDED BELOW AND RETURN THIS PORTION WITH THE PROXY IN THE ENVELOPE PROVIDED.

NAM TAI ELECTRONICS, INC.
Appointment of New Chief Financial Officer
VANCOUVER, CANADA — May 14, 2007 — Nam Tai Electronics, Inc. (“Nam Tai” or the “Company”) (NYSE Symbol: NTE) announced the appointment of Mr. John Q. Farina as Chief Financial Officer (“CFO”) of the Company with a commencement date of May 14, 2007.
Mr. Farina, along with his strong foundation in financial management, brings over 20 years of experience in high technology companies. He has over 10 years experience with Celestica Inc., a top tier North American based electronics manufacturing services company. Mr. Farina was part of Celestica Inc.’s founding management team and has held General Manager, Corporate Development and Financial Executive positions. Mr. Farina also worked for 13 years with IBM Corporation in Canada and the United States where he gained extensive experience in financial management, culminating in the role of Divisional Chief Financial Officer.
Mr. Farina has a Bachelor of Science degree from the University of Toronto and a Masters of Business Administration from York University’s Schulich School of Business.
“It is not easy finding a suitable candidate with a strong financial background, industry experience, and the ability to bridge the cultural differences between North America and Asia. I am pleased that Mr. Farina, with his extensive experience in high technology companies in North America has joined the Nam Tai team,” commented Mr. Koo, Nam Tai’s Chairman and acting Chief Executive Officer. “This is one step in our restructuring process which aims to strengthen the quality and depth of Nam Tai’s management team, reduce costs, enhance organizational efficiency, and foster the development of new business.”
Ms. Patinda Lei, who was acting as CFO on an interim basis, will now be able to concentrate solely on managing and growing the business of Zastron Precision-Tech Limited, a wholly-owned subsidiary of Nam Tai.
ANNUAL MEETING OF SHAREHOLDERS
The Company will hold its Annual Meeting of Shareholders at 11:30 a.m. (ET) on Friday, June 8, 2007 at The Peninsula New York, Tribeca Room, 3rd Fl, 700 Fifth Avenue at 55th St, New York, NY. The record date for voting is April 25, 2007. All shareholders, analysts, and interested investors are invited to attend where they will have an opportunity to meet with both Mr. Koo and Mr. Farina.

About Nam Tai Electronics, Inc.
We are an electronics manufacturing and design services provider to a select group of the world’s leading OEMs of telecommunications and consumer electronic products. Through our electronics manufacturing services operations, we manufacture electronic components and sub-assemblies, including LCD panels, LCD modules, RF modules, FPC sub-assemblies and image sensors modules. These components are used in numerous electronic products, including cellular phones, laptop computers, digital cameras, copiers, fax machines, electronic toys, handheld video game devices and microwave ovens. We also manufacture finished products, including cellular phones, palm-sized PCs, personal digital assistants, electronic dictionaries, calculators, digital camera accessories and BluetoothTM wireless headset accessory for use with cellular phones.
Nam Tai has two Hong Kong listed subsidiaries, Nam Tai Electronic & Electrical Products Limited (“NTEEP”) and J.I.C. Technology Company Limited (“JIC”). Interested investors may go to the website of The Stock Exchange of Hong Kong at www.hkex.com.hk to obtain the information. The stock codes of NTEEP and JIC in The Stock Exchange of Hong Kong are 2633 and 987, respectively. Investors are reminded to exercise caution when assessing such information and not to deal with the shares of the Company based solely upon reliance on such information.